Exhibit C

Proposed Draft of Revised Consolidated Statement of Shareholders' Equity

	Common Stock		Capital in Excess of	Retained Earnings	Accumulated Other Comprehensive
	Shares	Amount	Par Value	(Deficit)	Income (Loss)	Total
Balance at October 31, 2001	50,000	$50,000	$581,898	$(76,498)	$(71,693)		$483,707
Comprehensive income (loss):
Net loss	--	--	--	(28,017)	--		(28,017)
Change in additional minimum pension liability	--	--	--	--	(114,176)		(114,176)
Derivative instrument fair market value adjustment	--	--	--	--	(643)		(643)
Currency translation adjustment	--	--	--	--	6,045		6,045
Total comprehensive loss							(136,791)
Issuance of stock as professional fee payment	228	228	3,472	--	--		3,700

Balance at November 2, 2002	50,228	$50,228	$585,370	$(104,515)	$(180,467)		$350,616
Comprehensive income (loss):
Net income	--	--	--	18,516	--		18,516
Change in additional minimum pension liability	--	--	--	--	(33,652)		(33,652)
Derivative instrument fair market value adjustment	--	--	--	--	585		585
Currency translation adjustment	--	--	--	--	31,974		31,974
Total comprehensive income							17,423
Exercise of stock options	145	145	1,910	--	--	*	2,055
Tax benefit from exercise of stock options	--	--	179	--	--		179

Balance at November 1, 2003	50,373	$50,373	$587,459	$(85,999)	$(181,560)		$370,273
Comprehensive income (loss):
Net income	--	--	--	55,322	--		55,322
Dividends	--	--	--	(14,365)	--		(14,365)
Change in additional minimum pension liability	--	--	--	--	(22,158)		(22,158)
Derivative instrument fair market value adjustment	--	--	--	--	3,088		3,088
Currency translation adjustment	--	--	--	--	3,597		3,597
Total comprehensive income							25,484
Exercise of stock options	2,867	2,867	41,711	--	--	*	44,578
Tax benefit from exercise of stock options	--	--	11,713	--	--		11,713

Balance at October 30, 2004	53,240	$53,240	$640,883	$(45,042)	$(197,033)		$452,048

* - Difference between Consolidated Statement of Shareholders' Equity and Consolidated Statement of Cash Flows represents $138 of cash received in Fiscal 2004 relating to stock options exercised in Fiscal 2003.